[Letterhead of GlobalFoundries]
400 Stonebreak Road Extension
Malta, NY 12020
USA
Tel: (518) 305-9013
www.gf.com

August 5, 2024

VIA EDGAR
Ms. Stephany Yang
Mr. Andrew Blume
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    GLOBALFOUNDRIES Inc.
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed April 29, 2024
Form 6-K Furnished May 7, 2024
File No. 001-40974

Dear Ms. Yang and Mr. Blume:

Set forth below are the responses of GLOBALFOUNDRIES Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 26, 2024 with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2023, filed with the Commission on April 29, 2024 (the “Form 20-F”) and Form 6-K, furnished to the Commission on May 7, 2024 (the “May Form 6-K”).

We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in the Form 20-F or the May Form 6-K, as applicable.

Form 6-K Furnished May 7, 2024
Exhibit 99.1, page 8

1.Considering your free cash flow measure includes proceeds from government grants related to capital expenditures and your EBITDA measure includes adjustments for share-based compensation and restructuring charges, please retitle the names of these measures to indicate that they reflect “adjusted” free cash flow and EBITDA.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will re-title the names of the Non-IFRS measures in question to “Non-IFRS Adjusted Free Cash Flow” and “Non-IFRS Adjusted EBITDA” in future earnings releases furnished on Form 6-K to the Commission, beginning with the earnings release for the second fiscal quarter ended June 30, 2024 that the Company expects to furnish on Form 6-K to the Commission on or about August 6, 2024.

2.We note that you present Non-IFRS EBITDA margin without presenting the most directly comparable IFRS measure on an equal or comparable basis. Please revise your disclosures accordingly to include a reconciliation pursuant to Item 100(a)(1)-(2) of Regulation G.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosures relating to Non-IFRS Adjusted EBITDA margin pursuant to Item 100(a)(1)-(2) of Regulation G in future earnings releases furnished on Form 6-K to the Commission, beginning with the earnings release for the second fiscal quarter ended June 30, 2024 that the Company expects to furnish on Form 6-K to the Commission on or about August 6, 2024. Specifically, the reconciliation table in future earnings releases will include the total net revenue amount (which is used to calculate net income margin and Non-IFRS Adjusted EBITDA margin) and net income margin amount (which is the most directly comparable IFRS measure), as shown below for illustrative purposes using the Company’s Non-IFRS Adjusted EBITDA reconciliation table from the May Form 6-K:
Form 20-F for the Fiscal Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 47

3.Where you identify intermediate causes of changes in your operating results, also describe in sufficient detail the reasons underlying the intermediate causes. As an example, although you identify and quantify several factors on pages 47-48 impacting your costs of revenues and gross margins, you do not explain in reasonable detail the reasons driving fluctuations for all factors. In addition, although you disclose on page 52 that product mix “is among the most important factors affecting revenue and margins,” we do not note any related disclosures within your gross margin discussion. Ensure you discuss the impact of product mix on your margins to the extent material. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosures to include in reasonable detail the intermediate causes of changes in our operating results and the underlying reasons for such intermediate causes, including with respect to the reasons driving fluctuations for all factors and the impact of product mix on our margins, beginning with the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal quarter ended June 30, 2024 that the Company expects to furnish on Form 6-K to the Commission on or about August 6, 2024. The Company respectfully advises the Staff that it will also address the Staff’s comment in relevant future filings, including for the Company’s annual report on Form 20-F that the Company will file with the Commission for the fiscal year ended December 31, 2024.

Notes to Consolidated Financial Statements

7. Inventories, page F-19

4.We note that you removed the inventory reserve rollforward that was included in your prior year Form 20-F. Please disclose pursuant to IAS 2.36 the amount of any inventory write-downs recognized as an expense and the amount of any write-down reversals recognized during the periods presented.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its disclosures regarding the inventory reserve rollforward to include inventory write-downs recognized as expense and write-down reversals recognized during the periods presented, beginning with Footnote 9. Inventories in the Company’s Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024 that the Company expects to furnish on Form 6-K to the Commission on or about August 6, 2024. The Company respectfully advises the Staff that it will also address the Staff’s comment in relevant future filings, including for the Company’s annual report on Form 20-F that the Company will file with the Commission for the fiscal year ended December 31, 2024.

17. Net Revenue, page F-31

5.We note that you quantify and discuss revenues by end market, such as smart mobile devices, home and industrial, and automotive, within your quarterly earnings calls and presentations. Please quantify such revenues within your future filings pursuant to IFRS 8.32. In addition, revise your results of operations to quantify and discuss such revenues. To the extent you believe such disclosure is not required or meaningful to include in your Form 20-F, explain in sufficient detail why the information is relevant to provide on quarterly earnings calls but not within annual reports.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosures to quantify and discuss revenues by end market pursuant to IFRS 8.32 within its results of operations, beginning with Footnote 3. Net Revenue in the Company’s Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024 and for the six-months ended June 30, 2024 and 2023 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal quarter ended June 30, 2024, that the Company expects to furnish on Form 6-K to the Commission on or about August 6, 2024. The Company respectfully advises the Staff that it will also address the Staff’s comment in relevant future filings, including for the Company’s annual report on Form 20-F that the Company will file with the Commission for the fiscal year ended December 31, 2024.

We hope that the Company’s responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact David Lopez at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2632.

Very truly yours,

/s/ John Hollister
John Hollister
Chief Financial Officer

cc:    Dr. Thomas Caulfield, Chief Executive Officer
Jack Lazar, Audit Committee Chair
Saam Azar, Chief Legal Officer
Greg Pedersen, Chief Accounting Officer
GLOBALFOUNDRIES Inc.

David Lopez
Adam Fleisher
Cleary Gottlieb Steen & Hamilton LLP

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